UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

        DIVISION OF
CORPORATION FINANCE

Mail Stop 03-08

November 10, 2005

Eduardo Villegas Contte
Chief Financial Officer
Metrogas, Inc.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina

 Re: Metrogas, Inc.
  Form 20-F for the Fiscal Year Ended December 31, 2004
Forms 6-K for the Fiscal Quarters Ended June 30, 2005 and March
31,
2005
  File No. 1-13342

Dear Mr. Contte,

     We have reviewed your response dated November 4, 2005 to our
comment letter dated September 16, 2005. We have completed our
review of your Form 20-F and related filings and have no further
comments at this time.

Sincerely,

Michael Moran
Branch Chief
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